UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Kerr-McGee Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    492386107
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 4, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of " 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  492386107

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                                         (a)//
                                                                         (b)/X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  1,636,820

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  1,636,820

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,636,820

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /X/
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.00%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No.  492386107

         NAME OF REPORTING PERSON
                  Hopper Investments LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a)//
                                                                         (b)/X/

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,636,820

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  1,636,820

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,636,820

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /X/
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.00%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No.  492386107

         NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                                         (a)//
                                                                         (b)/X/

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                 1,636,820

9        SOLE DISPOSITIVE POWER
                 0

10       SHARED DISPOSITIVE POWER
                 1,636,820

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,636,820

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /X/
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.00%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No.  492386107

         NAME OF REPORTING PERSON
                  Icahn Partners Master Fund L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) //
                                                                         (b)/X/

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  3,341,077

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  3,341,077

10       SHARED DISPOSITIVE POWER
                   0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,341,077

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /X/
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.04%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No.  492386107

         NAME OF REPORTING PERSON
                  Icahn Offshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a)//
                                                                         (b)/X/


4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  3,341,077

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  3,341,077

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,341,077

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /X/
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.04%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No.  492386107

         NAME OF REPORTING PERSON
                  CCI Offshore LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a)//
                                                                         (b)/X/

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  3,341,077

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  3,341,077

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,341,077

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /X/
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.04%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No.  492386107

         NAME OF REPORTING PERSON
                  Icahn Partners L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)//
                                                                       (b)/X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  3,206,203

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  3,206,203

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,206,203

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /X/
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.96%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No.  492386107

         NAME OF REPORTING PERSON
                  Icahn Onshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER O
                                                                        (a)//
                                                                        (b)/X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  3,206,203

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  3,206,203

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,206,203

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /X/
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.96%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No.  492386107

         NAME OF REPORTING PERSON
                  CCI Onshore LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)//
                                                                         (b)/X/

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  3,206,203

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  3,206,203

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,206,203

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /X/
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.96%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No.  492386107

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)//
                                                                        (b)/X/


4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                 0

8        SHARED VOTING POWER
                 8,184,100

9        SOLE DISPOSITIVE POWER
                 0

10       SHARED DISPOSITIVE POWER
                 8,184,100


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 8,184,100


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  /X/
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.01%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         The Schedule 13D filed on March 3, 2005 by the Reporting Persons (as defined herein), relating to the common stock, $1.00 par value (the "Shares"), of Kerr-McGee Corporation, a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 filed on March 11, 2005 and Amendment No. 2 filed on March 24, 2005, is hereby amended and restated as set forth below by this Amendment No. 3 to Schedule 13D. The address of the principal executive offices of the Issuer is Kerr-McGee Center, 123 Robert S. Kerr Avenue, Oklahoma City, OK 73102.

Item 2.  Identity and Background

Item 2 is hereby amended and restated to read, in its entirety, as follows:

         The persons filing this statement are Barberry Corp., a Delaware corporation ("Barberry"), Hopper Investments, LLC, a Delaware limited liability company, High River Limited Partnership, a Delaware limited partnership ("High River"), Icahn Partners Master Fund L.P., a Cayman Islands limited partnership ("Icahn Master"), Icahn Offshore L.P., a Delaware limited partnership ("Icahn Offshore"), CCI Offshore LLC, a Delaware limited liability company ("CCI Offshore"), Icahn Partners L.P., a Delaware limited partnership ("Icahn
Partners"), Icahn Onshore L.P., a Delaware limited partnership ("Icahn Onshore"), CCI Onshore LLC, a Delaware limited liability company (" CCI Onshore") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons"). The principal business address and the address of the principal office of the Reporting Persons is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153, except that (i) the principal business address of each of Barberry, Hopper and High River is 100 South Bedford Road, Mount Kisco, New York 10549 and (ii) the principal business address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands.

         Barberry is the sole member of Hopper, which is the general partner of High River. CCI Offshore is the general partner of Icahn Offshore, which is the general partner of Icahn Master. CCI Onshore is the general partner of Icahn Onshore, which is the general partner of Icahn Partners. Each of Barberry, CCI Offshore and CCI Onshore is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Reporting Persons.

         Each of Icahn Master, Icahn Partners, Barberry and High River is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Icahn Offshore and Icahn Onshore are primarily engaged in the business of serving as the general partner of Icahn Master and Icahn Partners, respectively. CCI Offshore and CCI Onshore are primarily engaged in the business of serving as the general partner of Icahn Offshore and Icahn Onshore, respectively. Carl C. Icahn's present principal occupation or employment is (i) owning all of the interest in CCI Onshore and CCI Offshore, through which Mr. Icahn indirectly directs and manages the investments of Icahn Master and Icahn Partners and (ii) acting as President and a director of Starfire Holding Corporation ("Starfire"), and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

         The name, citizenship, present principal occupation or employment and business address of each director and executive officer of High River and Barberry, are set forth in Schedule A attached hereto.

         Except as set forth on Schedule B, no member of any of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

         Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. By virtue of the transactions described in
Item 4, the Reporting Persons and the JANA Parties (as hereinafter defined) may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they are the beneficial owners of Shares owned by the JANA Parties.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read, in its entirety, as follows:

         The aggregate purchase price of the 8,184,100 Shares purchased by High River, Icahn Master and Icahn Partners, collectively, was $592,607,464.70 (including commissions and, with respect to Shares acquired upon exercise of options, including option purchase prices). The source of funding for the purchase of these Shares was the respective general working capital of the purchasers, and, with respect to High River, pursuant to margin accounts in the regular course of business.


Item 4.  Purpose of Transaction

Item 4 is hereby amended and restated to read, in its entirety, as follows:

         The Reporting Persons acquired the Shares believing them to be undervalued. The Reporting Persons reserve the right to acquire additional Shares at any time and from time to time in the open market or otherwise. In addition, the Reporting Persons may dispose of all or any portion of the Shares at any time or from time to time in the open market or otherwise.

         Representatives of the Reporting Persons have had discussions with Barry Rosenstein and other representatives of JANA Partners LLC regarding the Issuer and the Shares. Barry Rosenstein is a managing member of JANA Partners LLC, which serves as the investment manager of JANA Master Fund Ltd. (Barry Rosenstein, JANA Partners LLC and JANA Master Fund Ltd. are sometimes hereinafter referred to collectively as the "JANA Parties").

         On February 14, 2005, the Reporting Persons acquired an option (the "JANA Option") to purchase, in the aggregate, 250,000 Shares from JANA Master Fund Ltd. Pursuant to the exercise of the JANA Option on March 1, 2005, Icahn Partners purchased 96,000 Shares, Icahn Master purchased 104,000 Shares and High River purchased 50,000 Shares. The JANA Option had an exercise price of $60.00 per Share and an expiration date of August 14, 2005. A copy of the JANA Option is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the JANA Option are qualified in their entirety by reference to the JANA Option.

         On March 2, 2005, the Reporting Persons delivered a letter to the Issuer (the "Notification Letter"), notifying the Issuer that the Reporting Persons intend to appear at the 2005 annual meeting of the Issuer's stockholders, in person or by proxy, to nominate and seek to elect Carl Icahn and Barry Rosenstein as members of the board of directors of the Issuer. A copy of the Notification Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Notification Letter are qualified in their entirety by reference to the Notification Letter.

         On March 3, 2005, the Reporting Persons and JANA Partners LLC sent a letter to the Issuer (the "Proposed Transaction Letter"), regarding a proposed transaction to increase shareholder value. A copy of the Proposed Transaction Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Proposed Transaction Letter are qualified in their entirety by reference to the Proposed Transaction Letter.

         On March 10, 2005, the Reporting Persons and JANA Partners LLC sent a letter to the Issuer (the "Response Letter"), responding to the Issuer's announcement of the proposed sale of its chemicals business and share repurchase program. A copy of the Response Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Response Letter are qualified in their entirety by reference to the Response Letter.

         On March 10, 2005, the Issuer filed a lawsuit in federal court in Oklahoma against the Reporting Persons, the JANA Parties and certain of their respective affiliates. A copy of the amended complaint filed by the Issuer (the "Complaint") is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Complaint are qualified in their entirety by reference to the Complaint.

         On March 17, 2005, the Reporting Persons sent a letter to the Issuer (the "Demand Letter"), demanding, pursuant to Delaware law, the right to inspect certain books and records (including stockholder list materials) of the Issuer. A copy of the Demand Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Demand Letter are qualified in their entirety by reference to the Demand Letter.

         On March 24, 2005, the Reporting Persons, the JANA Parties and certain related parties filed a preliminary proxy statement with the SEC relating to the solicitation of proxies on behalf of Carl C. Icahn and Barry S. Rosenstein as candidates for director at the Issuer's 2005 annual meeting of stockholders.

         On March 24, 2005, the Reporting Persons and the JANA Parties agreed to each pay half of all costs related to the solicitation of proxies (including expenditures for public relations and financial advisers, proxy solicitors, advertising, printing, transportation and related expenses), except that the Reporting Persons and the JANA Parties will each bear their own legal expenses.

         On April 4 2005, the Reporting Persons and JANA Partners LLC sent a letter to the Board of Directors of the Issuer (the "Board Letter"). A copy of the Board Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Board Letter are qualified in their entirety by reference to the Board Letter.

        On April 4, 2005, the Reporting Persons filed an answer to the Complaint (the "Answer"). A copy of the Answer is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Answer are qualified in their entirety by reference to the Answer.

         As a result of the foregoing, the Reporting Persons and the JANA Parties may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they are the beneficial owners of Shares owned by the JANA Parties.

THE REPORTING PERSONS, THE JANA PARTIES AND CERTAIN RELATED PARTIES FILED A PRELIMINARY PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 2005 RELATING TO THEIR SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF KERR-MCGEE CORPORATION WITH RESPECT TO THE 2005 ANNUAL MEETING OF KERR-MCGEE'S STOCKHOLDERS. THE PRELIMINARY PROXY STATEMENT CONTAINS DETAILED INFORMATION REGARDING THE NAMES, AFFILIATIONS AND INTERESTS OF PERSONS WHO MAY BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES OF KERR-MCGEE'S STOCKHOLDERS. THESE PARTIES INTEND TO FILE A DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS MAY BE OBTAINED WITHOUT CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV, AND THE DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF KERR-MCGEE CORPORATION.


Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read, in its entirety, as follows:

         (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 8,184,100 Shares, representing approximately 5.01% of the Issuer's outstanding Shares (based upon the 163,442,818 Shares stated to be outstanding as of March 11, 2005 by the Issuer in the Issuer's definitive proxy statement on
Schedule  14A,  filed with the  Securities  and Exchange  Commission on April 1,
2005).

         (b) High River has sole voting power and sole dispositive power with regard to 1,636,820 Shares. Each of Barberry, Hopper and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 3,341,077 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 3,206,203 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

         Each  of  Hopper,   Barberry  and  Mr.   Icahn,   by  virtue  of  their
relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, CCI Offshore and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, CCI Offshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, CCI Onshore and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, CCI Onshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         The Reporting Persons may be deemed to be members of a "group" with the JANA Parties within the meaning of Section 13(d)(3) of the Act. As such, the group may be deemed to beneficially own Shares owned by the Reporting Persons and the JANA Parties. Upon information and belief, the JANA Parties, as of the close of business on April 1, 2005, may be deemed to beneficially own 4,378,000 Shares in the aggregate. Accordingly, the 12,562,100 Shares that may be deemed to be beneficially owned in the aggregate by the group constitutes approximately 7.7% of the Shares outstanding. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they are the beneficial owners of Shares owned by the JANA Parties.

         (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Other than the purchase of Shares upon exercise of the JANA Option, all such transactions were effected in the open market, and the table includes commissions paid in per share prices (and, with respect to Shares acquired upon exercise of options, the table includes option purchase prices paid in per share prices).

----------------- -------------- ------------------- -------------------
                                No. of Shares       Price
 Name            Date           Purchased           Per Share
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       01/24/05                   45,000             60.1318
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       01/25/05                   45,000             60.3339
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       01/26/05                   67,000             59.2852
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       01/26/05                   12,000             60.5174
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       01/28/05                   60,000             60.5075
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       01/31/05                   10,000             60.8514
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       02/03/05                   30,000             62.5149
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       02/04/05                   27,000             62.9524
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       02/24/05                 118,000*             66.1770
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       02/24/05                  30,000*             65.8539
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       02/24/05                  25,400*             64.0752
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       02/24/05                  20,000*             65.9420
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       02/24/05                  300,000             76.4535
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       02/28/05                  125,000             77.1996
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       03/01/05                  50,000*             66.0000
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       03/01/05                  238,600             77.1092
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       03/01/05                  110,000             76.7300
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       03/02/05                  108,200             77.7004
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       03/10/05                   55,000             77.0961
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       03/11/05                   10,000             77.5100
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       03/16/05                   60,000             78.7567
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       03/23/05                   14,100             77.9401
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       03/28/05                   14,000             77.9163
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       03/29/05                   22,520             76.7957
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
High River       03/30/05                   40,000             76.5262
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     01/24/05                   91,800             60.1318
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     01/25/05                   91,800             60.3339
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     01/26/05                  136,680             59.2852
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     01/26/05                   24,480             60.5174
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     01/28/05                  122,400             60.5075
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     01/31/05                   20,400             60.8514
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     02/03/05                   61,200             62.5149
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     02/04/05                   55,080             62.9524
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     02/24/05                 240,700*             66.2058
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     02/24/05                  61,200*             65.8823
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     02/24/05                  51,800*             64.1035
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     02/24/05                  40,800*             65.9700
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     02/24/05                  612,000             76.4535
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     02/28/05                  255,000             77.1996
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     03/01/05                 104,000*             66.0000
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     03/01/05                  486,744             77.1092
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     03/01/05                  224,400             76.7300
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     03/02/05                  220,728             77.7004
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     03/10/05                  112,200             77.0961
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     03/11/05                   20,400             77.5100
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     03/16/05                  122,400             78.7567
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     03/23/05                   28,764             77.9401
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     03/28/05                   28,560             77.9163
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     03/29/05                   45,941             76.7957
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Master     03/30/05                   81,600             76.5262
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   01/24/05                   88,200             60.1318
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   01/25/05                   88,200             60.3339
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   01/26/05                  131,320             59.2852
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   01/26/05                   23,520             60.5174
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   01/28/05                  117,600             60.5075
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   01/31/05                   19,600             60.8514
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   02/03/05                   58,800             62.5149
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   02/04/05                   52,920             62.9524
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   02/24/05                 231,300*             66.2062
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   02/24/05                  58,800*             65.8823
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   02/24/05                  49,800*             64.1035
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   02/24/05                  39,200*             65.9700
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   02/24/05                  588,000             76.4535
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   02/28/05                  245,000             77.1996
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   03/01/05                  96,000*             66.0000
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   03/01/05                  467,656             77.1092
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   03/01/05                  215,600             76.7300
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   03/02/05                  212,072             77.7004
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   03/10/05                  107,800             77.0961
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   03/11/05                   19,600             77.5100
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   03/16/05                  117,600             78.7567
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   03/23/05                   27,636             77.9401
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   03/28/05                   27,440             77.9163
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   03/29/05                   44,139             76.7957
---------------- -------------- ------------------- -------------------
---------------- -------------- ------------------- -------------------
Icahn Partners   03/30/05                   78,400             76.5262
---------------- -------------- ------------------- -------------------

* Shares acquired upon exercise of options
 (including, where applicable, the JANA Option)


Item 6.Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 is hereby amended and restated to read, in its entirety, as follows:

         On March 1, 2005, the Reporting Persons exercised the JANA Option more fully described in Item 4. A copy of the JANA Option is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the JANA Option are qualified in their entirety by reference to the JANA Option.

         On March 2, 2005, the Reporting Persons sent to the Issuer the Notification Letter more fully described in Item 4. A copy of the Notification Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Notification Letter are qualified in their entirety by reference to the Notification Letter.

         On March 3, 2005, the Reporting Persons and JANA Partners LLC sent to the Issuer the Proposed Transaction Letter more fully described in Item 4. A copy of the Proposed Transaction Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Proposed Transaction Letter are qualified in their entirety by reference to the Proposed Transaction Letter.

         On March 10, 2005, the Reporting Persons and JANA Partners LLC sent to the Issuer the Response Letter more fully described in Item 4. A copy of the Response Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Response Letter are qualified in their entirety by reference to the Response Letter.

         On March 10, 2005, the Issuer filed a lawsuit in federal court in Oklahoma against the Reporting Persons, the JANA Parties and certain of their respective affiliates. A copy of the Complaint is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Complaint are qualified in their entirety by reference to the Complaint.

         On March 17, 2005, the Reporting Persons sent to the Issuer the Demand Letter more fully described in Item 4. A copy of the Demand Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Demand Letter are qualified in their entirety by reference to the Demand Letter.

         On March 24, 2005, the Reporting Persons, the JANA Parties and certain related parties filed a preliminary proxy statement with the SEC relating to the solicitation of proxies on behalf of Carl C. Icahn and Barry S. Rosenstein as candidates for director at the Issuer's 2005 annual meeting of stockholders.

         On March 24, 2005, the Reporting Persons and the JANA Parties agreed to each pay half of all costs related to the solicitation of proxies (including expenditures for public relations and financial advisers, proxy solicitors, advertising, printing, transportation and related expenses), except that the Reporting Persons and the JANA Parties will each bear their own legal expenses.

         On April 4 2005, the Reporting Persons and JANA Partners LLC sent the Board Letter to the Board of Directors of the Issuer. A copy of the Board Letter is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Board Letter are qualified in their entirety by reference to the Board Letter.

        On April 4, 2005, the Reproting Persons filed the Answer. A copy of the Answer is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Answer are qualified in their entirety by reference to the Answer.

         As a result of the foregoing, the Reporting Persons and the JANA Parties may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they are the beneficial owners of Shares owned by the JANA Parties.

         Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended and restated to read, in its entirety, as follows:

1 Joint Filing Agreement of the Reporting Persons (previously filed).
2 Stock Option Agreement among the Reporting Persons and JANA Master Fund Ltd
  (previously filed).
3 Notification Letter from the Reporting Persons to the Issuer
   (previously filed).
4 Proposed Transaction Letter from the Reporting Persons and JANA Partners LLC to the Issuer (previously filed).
5 Letter from the Reporting Persons and JANA Partners LLC to the Issuer
   (previously filed).
6 Complaint filed by the Issuer against the Reporting Persons and the JANA
  Parties (previously filed).
7 Letter from the Reporting Persons to the Issuer (previously filed).
8 Letter from the Reporting Persons and JANA Partners LLC to the
  Board of Directors of the Issuer (filed herewith).
9. Answer filed by the Reporting Persons (filed herewith).

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2005


                             HOPPER INVESTMENTS LLC

         By:   Barberry Corp.


        By:      /s/ Edward E. Mattner
        Name: Edward E. Mattner
        Title: Authorized Signatory

BARBERRY CORP.


         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      Hopper Investments LLC, General Partner

         By:  Barberry Corp., member


         By: /s/ Edward E. Mattner
             Name: Edward E. Mattner
             Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


                [Signature Page of Amendment #3 to Schedule 13D -
                               Kerr-McGee, Inc.]

ICAHN OFFSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI OFFSHORE LLC

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE LLC

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory






/s/ Carl C. Icahn_____________
-----------------
CARL C. ICAHN









                [Signature Page of Amendment #3 to Schedule 13D -
                               Kerr-McGee, Inc.]

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

         Name, Business Address and Principal Occupation of Each Executive Officer and Director of High River and Barberry.


         The following sets forth the name, position, and principal occupation of each director and executive officer of each of High River and Barberry. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any shares of the Issuer.

HIGH RIVER LIMITED PARTNERSHIP

Name                                Position
----                                --------
Hopper Investments LLC              General Partner


BARBERRY CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Chairman, President and Secretary
Jordan Bleznick                     Vice President - Taxes

                                   SCHEDULE B
                                   -----------

         On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern
District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

         Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.